Exhibit 13.01

Prudential-Bache/

Watson & Taylor, Ltd.-2

(In Process Of Liquidation)

2003

Annual

Report

PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2

2003 Annual Report

March 2004

Enclosed are the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prudential-Bache/Watson & Taylor, Ltd.-2 (the “Partnership”) for the year ended December 31, 2003.

In accordance with a consent statement dated September 17, 1996, the limited partners approved, during October 1996, the proposed sale of all eight miniwarehouse facilities owned by the Partnership to Public Storage, Inc. (“Public”) and the liquidation and dissolution of the Partnership.

Seven of the eight properties were sold to Public during December 1996. The Partnership continues to own the Hampton Park property located in Capitol Heights, Maryland as it was not sold to Public after Phase I and Phase II Environmental Site Assessments performed during 1996 by MACTEC Engineering and Consulting, Inc. (“MACTEC”) identified detectable levels of tetrachloroethene (“PCE”) in the soil and ground water samples collected at the site. MACTEC, at the Partnership’s request, reported the PCE release to the Maryland Department of the Environment (“MDE”).

On November 21, 2000, MDE reached a determination that it was appropriate to undertake an active remedial measure at the site. MACTEC, at the request of the Partnership, submitted an application to enter the site into MDE’s Voluntary Cleanup Program (“VCP”) during March 2001. During a meeting on May 16, 2001 between the Partnership, MACTEC and MDE, to discuss MDE’s comments on the Partnership’s application, it was determined that the Partnership would perform a non-invasive Phase I Environmental Site Assessment Update (“Phase I Activities”) and would subsequently, upon review and agreement with MDE, move to perform certain Phase II invasive sampling and analytical procedures (“Phase II Activities”) with the anticipation of entering the site into the VCP. During the first quarter of 2002, MDE notified the Partnership that Phase I Activities were satisfactorily completed. Additionally, MACTEC completed the fieldwork for Phase II activities (under a work plan that MDE reviewed) during 2002. The procedures and findings were documented in a Phase II Site Characterization and Risk Assessment Report (the “Report”) that was sent to MDE on February 13, 2003. During April 2003, MDE requested supplemental soil-gas sampling procedures be performed. These procedures were performed and reported to MDE during September 2003. MDE issued a response letter, dated October 24, 2003, in which it formally accepted the site into the VCP and informed the Partnership that some form of remedial action is required to address elevated levels of PCE in soil and ground water. The next step will be to obtain MDE’s approval on a plan for remedial action (the “Plan”) so that the Partnership will have direction regarding the required remediation and any other activities that may be required of the Partnership or a prospective buyer. MACTEC has been working on the Plan and has been discussing certain aspects of the Plan directly with MDE. As a result of the Partnership’s experience in working with MDE on the environmental issue, the Partnership changed the estimated date of liquidation to December 31, 2005. As of December 31, 2003, the Statement of Net Assets reflects an accrued liability of $500,000 which represents the Partnership’s best estimate of the obligation regarding the environmental issues mentioned above. It is reasonably possible that the loss exposure will be in excess of the amount accrued and will be material to the Partnership and may possibly change in the near future as MDE has not yet provided final direction regarding requirements to resolve the environmental issue at the property.

The General Partners intend to offer the Hampton Park property to a select group of potential buyers which specialize in the purchase of contaminated properties, and others, albeit at a discount to take into account remediation costs. It is the intention of the Partnership to obtain from any potential buyer as complete an indemnification as possible for any liability in connection with remediation of the contamination of the property. Due to the environmental problem and MDE oversight, it is uncertain when any such sale could be consummated. The Partnership’s liquidation and dissolution will proceed upon the sale of the Hampton Park property.

We encourage you to read the attached report. Should you have any questions concerning your investment or your account status, please contact the Client Services Department at (212) 778-2443

REPORT OF INDEPENDENT AUDITORS

To the Partners

Prudential-Bache/Watson & Taylor, Ltd.-2

We have audited the accompanying statements of net assets in process of liquidation of Prudential-Bache/Watson & Taylor, Ltd.-2 as of December 31, 2003 and 2002, and the related statements of changes in net assets in process of liquidation for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in process of liquidation of Prudential-Bache/Watson & Taylor, Ltd.-2 at December 31, 2003 and 2002, and the changes in its net assets in process of liquidation for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the financial statements, the Partnership adopted the liquidation basis of accounting effective October 1, 1996.

/s/ Ernst & Young LLP

New York, New York

January 23, 2004

PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2

(limited partnership)

STATEMENTS OF NET ASSETS

(in process of liquidation)

	December 31,
	2003	2002

ASSETS

Property held for sale	$2,018,521	$2,018,521

Cash and cash equivalents	1,737,148	1,659,883

Other assets	399,750	382,677

Total assets	4,155,419	4,061,081

LIABILITIES

Estimated liquidation costs	517,100	453,264

Estimated remediation costs	500,000	500,000

Total liabilities	1,017,100	953,264

Net assets available to limited and general partners	$3,138,319	$3,107,817

Limited and equivalent partnership units issued and outstanding	51,818	51,818

STATEMENTS OF CHANGES IN NET ASSETS

(in process of liquidation)

	LIMITED PARTNERS	GENERAL PARTNERS	TOTAL

Net assets—December 31, 2000	$2,676,337	$—	$2,676,337

Net income from liquidating activities	233,761	—	233,761

Net assets—December 31, 2001	2,910,098	—	2,910,098

Net income from liquidating activities	197,719	—	197,719

Net assets—December 31, 2002	3,107,817	—	3,107,817

Net income from liquidating activities	30,502	—	30,502

Net assets—December 31, 2003	$3,138,319	$—	$3,138,319

The accompanying notes are an integral part of these statements.

PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2

(a limited partnership)

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

A.  General

Prudential-Bache/Watson & Taylor, Ltd.-2 (the “Partnership”) is a Texas limited partnership formed on November 14, 1983 which will terminate in accordance with a vote of the limited partners as described below. The Partnership was formed for the purpose of acquiring, developing, owning and operating mini-storage and office/warehouse facilities. The general partners of the Partnership are Prudential-Bache Properties, Inc. (“PBP”), a wholly owned subsidiary of Prudential Securities Group Inc., George S. Watson, and A. Starke Taylor, III (collectively, the “General Partners”). PBP is the Managing General Partner of the Partnership.

In accordance with a consent statement dated September 17, 1996, the limited partners approved, during October 1996, the proposed sale of all eight miniwarehouse facilities owned by the Partnership to Public Storage, Inc. (“Public”) and the liquidation and dissolution of the Partnership.

Seven of the eight properties were sold to Public during December 1996. The Partnership continues to own the Hampton Park property located in Capitol Heights, Maryland as it was not sold to Public after Phase I and Phase II Environmental Site Assessments performed during 1996 by MACTEC Engineering and Consulting, Inc. (“MACTEC”) identified detectable levels of tetrachloroethene (“PCE”) in the soil and ground water samples collected at the site. MACTEC, at the Partnership’s request, reported the PCE release to the Maryland Department of the Environment (“MDE”).

On November 21, 2000, MDE reached a determination that it was appropriate to undertake an active remedial measure at the site. MACTEC, at the request of the Partnership, submitted an application to enter the site into MDE’s Voluntary Cleanup Program (“VCP”) during March 2001. During a meeting on May 16, 2001 between the Partnership, MACTEC and MDE, to discuss MDE’s comments on the Partnership’s application, it was determined that the Partnership would perform a non-invasive Phase I Environmental Site Assessment Update (“Phase I Activities”) and would subsequently, upon review and agreement with MDE, move to perform certain Phase II invasive sampling and analytical procedures (“Phase II Activities”) with the anticipation of entering the site into the VCP. During the first quarter of 2002, MDE notified the Partnership that Phase I Activities were satisfactorily completed. Additionally, MACTEC completed the fieldwork for Phase II activities (under a work plan that MDE reviewed) during 2002. The procedures and findings were documented in a Phase II Site Characterization and Risk Assessment Report (the “Report”) that was sent to MDE on February 13, 2003. During April 2003, MDE requested supplemental soil-gas sampling procedures be performed. These procedures were performed and reported to MDE during September 2003. MDE issued a response letter, dated October 24, 2003, in which it formally accepted the site into the VCP and informed the Partnership that some form of remedial action is required to address elevated levels of PCE in soil and ground water. The next step will be to obtain MDE’s approval on a plan for remedial action (the “Plan”) so that the Partnership will have direction regarding the required remediation and any other activities that may be required of the Partnership or a prospective buyer. MACTEC has been working on the Plan and has been discussing certain aspects of the Plan directly with MDE. As a result of the Partnership’s experience in working with MDE on the environmental issue, the Partnership changed the estimated date of liquidation to December 31, 2005. As of December 31, 2003, the Statement of Net Assets reflects an accrued liability of $500,000 which represents the Partnership’s best estimate of the obligation regarding the environmental issues mentioned above. It is reasonably possible that the loss exposure will be in excess of the amount accrued and will be material to the Partnership and may possibly change in the near future as MDE has not yet provided final direction regarding requirements to resolve the environmental issue at the property.

The General Partners intend to offer the Hampton Park property to a select group of potential buyers which specialize in the purchase of contaminated properties, and others, albeit at a discount to take into account remediation costs. It is the intention of the Partnership to obtain from any potential buyer as complete an indemnification as possible for any liability in connection with remediation of the contamination of the property. Due to the environmental problem and MDE oversight, it is uncertain when any such sale could be consummated. The Partnership’s liquidation and dissolution will proceed upon the sale of the Hampton Park property.

Net assets in liquidation increased $31,000 during the year ended December 31, 2003. The increase was primarily the result of income from operations of the Hampton Park property, and to a lesser extent, interest income. The increase was net of $275,000 of additional expense accruals made during the year. The additional accruals reflect a change in the date utilized for estimating liquidation costs from December 31, 2003 to December 31, 2005 and accrued a total of $9,000 for the costs of the supplemental soil-gas sampling procedures requested by MDE (see discussion above).

Watson & Taylor Management, Inc. (“WTMI”), an affiliate of the individual general partners is responsible for the day-to-day operation of the property, including the supervision of the on-site managers and the establishment of rental policies and rates for new rentals and renewals and directs the marketing activity for the property under a management agreement (“Management Agreement”) entered into with the Partnership. The Management Agreement may be terminated by either party with 60 days’ written notice, with or without cause, and can be terminated upon a sale of the property. WTMI receives 4.5% of the property’s gross revenues (as defined in the Management Agreement) as a management fee.

B.  Summary of Significant Accounting Policies

Basis of accounting

The Partnership adopted the liquidation basis of accounting effective October 1, 1996. Accordingly, the net assets of the Partnership at December 31, 2003 and 2002 are stated at liquidation value, i.e., the assets have been valued at their estimated fair values, net of selling expenses, and the liabilities include estimated amounts to be incurred through the date of liquidation of the Partnership, which is in conformity with accounting principles generally accepted in the United States. Due to the nature of the Hampton Park environmental issue, the date of liquidation is uncertain; however, the Partnership has utilized a December 31, 2005 date for purposes of estimating costs through the conclusion of liquidation reflecting the Managing General Partner’s best estimate and giving consideration to the progress that has been made with MDE (see Note A). The actual remaining net proceeds from liquidation will depend upon a variety of factors and are likely to differ from the estimated amounts reflected in the accompanying financial statements. The Partnership’s fiscal year for both book and tax purposes ends on December 31.

Income taxes

The Partnership is not required to provide for, or pay, any Federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual partners. The Partnership may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

Income from a Terminating Sale, as defined in the Amended and Restated Certificate and Agreement of Limited Partnership (“the Partnership Agreement”), is allocated first to all partners having negative capital account balances, to the extent of such balances, and then to the limited partners until their capital accounts equal their Adjusted Capital Contribution plus a Cumulative Preference as those terms are defined in the Partnership Agreement. Sales proceeds from a Terminating Sale are first used for the payment of any debts or obligations of the Partnership, then any balance remaining is distributed to the partners having positive capital account balances.

PBP has waived its right to share in any limited partner cash distributions and allocations of the Partnership’s profits and losses with respect to the 258 equivalent units it holds (see Note E).

C.  Property Held for Sale

The Partnership’s property as of December 31, 2003, 2002 and 2001 consisted solely of Hampton Park, a miniwarehouse facility located in Capitol Heights, Maryland. It is uncertain at this time what the Partnership will ultimately realize from the sale of the property due to the property’s environmental issue (see Note A). However, the carrying amount of the property appears to be recoverable based on a January 2003 appraised valuation of the property reduced by estimated costs to sell and a discount associated with the uncertainty of costs to resolve the outstanding environmental issue.

D.  Net Income From Liquidating Activities

Net income from liquidating activities consisted of the following:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001

Rental and other income	$589,713	$616,853	$625,931

Property operating expenses	282,576	267,865	224,042

General and administrative expenses	1,593	1,147	1,761

Estimated liquidation expenses	275,042	150,122	166,367

	559,211	419,134	392,170

Net income from liquidating activities	$30,502	$197,719	$233,761

E.  Related Parties

PBP and its affiliates perform services for the Partnership which include, but are not limited to: accounting and financial management, transfer and assignment functions, asset management, investor communications, printing and other administrative services. PBP and its affiliates receive reimbursements for costs incurred in connection with these services, the amount of which is limited by the provisions of the Partnership Agreement.

On July 1, 2003, Prudential Financial, Inc. (“Prudential”) and Wachovia Corp. (“Wachovia”) combined their separate retail securities brokerage and clearing businesses under a new holding company named Wachovia/Prudential Financial Advisors, LLC (“WPFA”), owned 62% by Wachovia and 38% by Prudential. As a result, the retail brokerage operations of Prudential Securities Incorporated (“PSI”) were contributed to Wachovia Securities, LLC (“Wachovia Securities”). Wachovia Securities is wholly-owned by WPFA and is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (“NASD”) and all major securities exchanges. Effective July 1, 2003, PSI changed its name to Prudential Equity Group, Inc. (“PEG”). PEG remains an indirectly wholly-owned subsidiary of Prudential. PEG was a registered broker-dealer and a member of the NASD and all major securities exchanges and conducted the equity research, domestic and international equity sales and trading operations, and commodity brokerage and derivative operations it had previously conducted as PSI until December 31, 2003. As part of the process of reorganizing its business structure, Prudential Securities Group Inc. (“PSG”), the direct parent of PEG and a wholly-owned subsidiary of Prudential, transferred the commodity brokerage, commodity clearing and derivative operations previously performed by PEG to another PSG wholly-owned subsidiary, Prudential Financial Derivatives, LLC (“PFD”) effective January 1, 2004. Like PEG, PFD is registered as a futures commission merchant under the Commodity Exchange Act and is a member of the National Futures Association. PBP also remains an indirect wholly-owned subsidiary of Prudential.

Affiliates of Messrs. Watson and Taylor, the individual General Partners, also perform certain administrative and monitoring functions on behalf of the Partnership for which they receive cost reimbursement.

Additionally, WTMI receives 4.5% of the property’s gross revenues (as defined in the Management Agreement) as a management fee. Such management fees totaled $26,000, $27,000 and $26,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

In conjunction with the liquidation basis of accounting, the Partnership has recorded an accrual as of December 31, 2003 and 2002 for the estimated costs expected to be incurred to liquidate the Partnership. Included in these estimated liquidation costs is $167,000 and $164,000 as of December 31, 2003 and 2002, respectively, expected to be payable to the General Partners and their affiliates during the anticipated remaining liquidation period. The actual charges to be incurred by the Partnership will depend primarily upon the length of time required to liquidate the Partnership’s remaining net assets, and may differ from the amounts accrued as of December 31, 2003.

PBP and the individual General Partners of the Partnership, own 258, 130 and 130 equivalent limited partnership units, respectively. PBP receives funds from the Partnership, such as General Partner distributions and reimbursement of expenses, but has waived all of its rights resulting from its ownership of equivalent limited partnership units. Accordingly, the 258 units owned by PBP are not part of the 51,560 limited and equivalent units which receive distributions and allocations of the Partnership’s profits and losses.

PEG, an affiliate of PBP, owns 180 limited partnership units at December 31, 2003.

F.  Income Taxes

The following is a reconciliation of net income for financial reporting purposes to net income for tax reporting purposes:

	For the year ended December 31
	2003	2002	2001

Net income for financial reporting purposes (a)	$30,502	$197,719	$233,761

Estimated liquidation costs, deducted for books not tax	275,042	150,122	166,367

Liquidation costs incurred, deducted for tax not book	(211,206)	(120,226)	(150,615)

Tax depreciation and amortization in excess of book amounts	(139,218)	(139,346)	(139,258)

Tax basis net income (loss)	$(44,880)	$88,269	$110,255

(a)	Represents net income from liquidating activities which is reflected in the Statement of Changes in Net Assets as well as Note D.

The differences between the tax basis and book basis of partners’ capital are primarily attributable to the cumulative effect of the book to tax income adjustments and the initial charge to partners’ capital of syndication costs, for book purposes, when the Partnership was formed.

PRUDENTIAL-BACHE/WATSON & TAYLOR, LTD.-2

(a limited partnership)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Critical Accounting Policies

Preparation of the financial statements and related disclosures in compliance with generally accepted accounting principles requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The Partnership’s application of these policies involves judgments which, in and of themselves, could materially impact the financial statements and disclosures. A future change in the assumptions or judgments applied in determining the following matters, among others, could have a material impact on future financial results. As such, actual results may differ from the estimates used by management.

Date of Liquidation

The Partnership estimated the date of liquidation to be December 31, 2005 for purposes of estimating costs through the conclusion of liquidation. Due to the nature of the environmental issue, the date of liquidation is uncertain and a change to that assumption date could materially impact the financial statements and disclosures.

Assumption Regarding the Property Held for Sale

It is uncertain at this time what the Partnership will ultimately realize from the sale of the Hampton Park property due to the property’s environmental issue (see discussion below). Additionally, there is uncertainty regarding the ultimate costs of environmental remediation at the Hampton Park property and significant changes to PBP’s assumptions could materially impact the financial statements and disclosures.

Liquidity and Capital Resources

In accordance with a consent statement dated September 17, 1996, the limited partners approved, during October 1996, the proposed sale of all eight miniwarehouse facilities owned by the Partnership to Public Storage, Inc. (“Public”) and the liquidation and dissolution of the Partnership.

Seven of the eight properties were sold to Public during December 1996. The Partnership continues to own the Hampton Park property located in Capitol Heights, Maryland as it was not sold to Public after Phase I and Phase II Environmental Site Assessments performed during 1996 by MACTEC Engineering and Consulting, Inc. (“MACTEC”) identified detectable levels of tetrachloroethene (“PCE”) in the soil and ground water samples collected at the site. MACTEC, at the Partnership’s request, reported the PCE release to the Maryland Department of the Environment (“MDE”).

On November 21, 2000, MDE reached a determination that it was appropriate to undertake an active remedial measure at the site. MACTEC, at the request of the Partnership, submitted an application to enter the site into MDE’s Voluntary Cleanup Program (“VCP”) during March 2001. During a meeting on May 16, 2001 between the Partnership, MACTEC and MDE, to discuss MDE’s comments on the Partnership’s application, it was determined that the Partnership would perform a non-invasive Phase I Environmental Site Assessment Update (“Phase I Activities”) and would subsequently, upon review and agreement with MDE, move to perform certain Phase II invasive sampling and analytical procedures (“Phase II Activities”) with the anticipation of entering the site into the VCP. During the first quarter of 2002, MDE notified the Partnership that Phase I Activities were satisfactorily completed. Additionally, MACTEC completed the fieldwork for Phase II activities (under a work plan that MDE reviewed) during 2002. The procedures and findings were documented in a Phase II Site Characterization and Risk Assessment Report (the “Report”) that was sent to MDE on February 13, 2003. During April 2003, MDE requested supplemental soil-gas sampling procedures be performed. These procedures were performed and reported to MDE during September 2003. MDE issued a response letter, dated October 24, 2003, in which it formally accepted the site into the VCP and informed the Partnership that some form of remedial action is required to address elevated levels of PCE in soil and ground water. The next step will be to obtain MDE’s approval on a plan for remedial action (the “Plan”) so that the Partnership will have direction regarding the required remediation and any other activities that may be required of the Partnership or a prospective buyer. MACTEC has been working on the Plan and has been discussing certain aspects of the Plan directly with MDE. As a result of the Partnership’s experience in working with MDE on the environmental issue, the Partnership changed the estimated date of liquidation to December 31, 2005. As of December 31, 2003, the Statement of Net Assets reflects an accrued liability of $500,000 which represents the Partnership’s best estimate of the obligation regarding the environmental issues mentioned above. It is reasonably possible that the loss exposure will be in excess of the amount accrued and will be material to the Partnership and may possibly change in the near future as MDE has not yet provided final direction regarding requirements to resolve the environmental issue at the property.

The General Partners intend to offer the Hampton Park property to a select group of potential buyers which specialize in the purchase of contaminated properties, and others, albeit at a discount to take into account remediation costs. It is the intention of the Partnership to obtain from any potential buyer as complete an indemnification as possible for any liability in connection with remediation of the contamination of the property. Due to the environmental problem and MDE oversight, it is uncertain when any such sale could be consummated. The General Partners intend to liquidate the Partnership subject to the Hampton Park property first being sold, and will distribute any remaining funds at such time.

In conjunction with the liquidation basis of accounting, the Partnership has recorded an accrual as of December 31, 2003 for the estimated costs expected to be incurred to liquidate the Partnership. Due to the nature of the Hampton Park environmental issue, the date of liquidation is uncertain. However, as mentioned above, the Partnership has utilized a December 31, 2005 date for purposes of estimating costs through the conclusion of liquidation reflecting the Managing General Partner’s best estimate and giving consideration to the progress that has been made with MDE (see discussion above). The actual charges to be incurred by the Partnership will depend primarily upon the length of time required to liquidate the Partnership’s remaining net assets, and may differ from the amounts accrued as of December 31, 2003.

Net assets in liquidation increased $31,000 during the year ended December 31, 2003. The increase was primarily the result of income from operations of the Hampton Park property, and to a lesser extent, interest income. The increase was net of $275,000 of additional expense accruals made during the year. The additional accruals reflect a change in the date utilized for estimating liquidation costs from December 31, 2003 to December 31, 2005 and accrued a total of $9,000 for the costs of the supplemental soil-gas sampling procedures requested by MDE (see discussion above).

As of December 31, 2003, the Partnership has cash and cash equivalents of $1,737,000, which is sufficient to meet the working capital requirements of the Partnership for the foreseeable future. The future liquidation and dissolution of the Partnership will result in the sale of the Hampton Park property and any other Partnership assets and the distribution to the Limited Partners, after payment of all expenses and liabilities, of the net sales proceeds and remaining cash.

Off-Balance Sheet Arrangements and Contractual Obligations

As of December 31, 2003, the Partnership had not utilized special purpose entities to facilitate off-balance sheet financing arrangements and has no loan guarantee arrangements or off-balance sheet arrangements of any kind other than agreements entered into in the normal course of business, which may include indemnification provisions related to certain risks service providers, such as our accountants, undertake in performing services which are in the best interests of the Partnership. While the Partnership’s exposure under such indemnification provisions can not be estimated, these general business indemnifications are not expected to have a material impact on the Partnership’s financial position.

The Partnership’s contractual obligations are primarily with service providers such as PBP, WTMI, accountants, etc. A summary of the Partnership’s significant contractual obligations as of December 31, 2003, follows:

Contractual Obligations
Payments due by year
Total	2004	2005
$172,000	$120,000	$52,000

Results of Operations

As a result of the Partnership adopting the liquidation basis of accounting in accordance with generally accepted accounting principles as of October 1, 1996, and thus not reporting results of operations thereafter, there is no management discussion comparing the corresponding 2003, 2002 and 2001 periods.

OTHER INFORMATION

The Partnership’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited partners without charge upon written request to:

Prudential-Bache/Watson & Taylor, Ltd.-2/0TH

Peck Slip Station

P.O. Box 2303

New York, New York 10273-0005

OTH

Peck Slip Station

P.O. Box 2303

New York, NY 10273-0005

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PBW&T2/171650